SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


                            -------------------

                             (Amendment No. 1)

                          UROHEALTH SYSTEMS, INC.
- --------------------------------------------------------------------------
                             (Name of Issuer)
            Common Stock                           917272-10-6
     par value $.001 per share
- -----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

                              John G. Murray
                           FoxMeyer Corporation
                1220 Senlac Drive, Carrollton, Texas  75006
- --------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                               May 30, 1996
- --------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                     (Continued on following page(s))
                           (Page 1 of 12 Pages)
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 CUSIP No.       917272-10-6             13D           Page  of 12


     1     NAME OF REPORTING PERSON:    FoxMeyer Corporation

           S.S. OR I.R.S. IDENTIFICATION NO.   75-2547851
           OF ABOVE PERSON:
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  00


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
     6     CITIZENSHIP OR PLACE OF      Delaware
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:       2,464,827
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     -0-
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  2,464,827
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       -0-
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       2,464,827
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  16.6%

    14     TYPE OF REPORTING PERSON:    CO
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          This Amendment to Schedule 13D amends the Statement on Schedule
     13D filed in paper format by FoxMeyer Corporation on or about October 11, 1995, with respect to the UroHealth Systems, Inc., a Delaware corporation formerly known as Davstar Industries Ltd. (the "Issuer"). In accordance with Rule 101(a)(2)(ii) of Regulation S-T, the Statement on Schedule 13D is restated in this Amendment.

     Item 1.   Security and Issuer.
               -------------------
          This Amendment to Statement on Schedule 13D relates to the common stock, par value $.001 per share (the "Common Stock"), of the Issuer. The principal executive offices of the Issuer are located at 5 Civic Plaza, Suite 100, Newport Beach California 92660. The principal executive offices of the Issuer were formerly located at 3050 Redhill Avenue, Costa Mesa, California 92626.

     Item 2.   Identity and Background.
               -----------------------

          (a) This Statement is filed by FoxMeyer Corporation, a Delaware corporation (the "Company").

          (b) The business address of the Company is 1220 Senlac Drive, Carrollton, Texas 75006.

          (c) The Company is a wholly-owned subsidiary of FoxMeyer Health Corporation, a Delaware corporation ("FHC"). The business address of FHC is 1220 Senlac Drive, Carrollton, Texas 75006. The Company is principally involved in health care services, including the distribution of a full line of pharmaceutical products and health and beauty aids to independent drugstores, hospitals, alternate care facilities and chain stores, as well as providing managed care and information-based services to health care sponsors, pharmacies and physicians. Attached as Schedule I and incorporated by reference is a
                              ----------
     list of the directors and executive officers of the Company and FHC, and the business address and principal occupation or employment of such directors and officers.

          (d) and (e)    During the last five years, neither the Company
     nor, to the best of the Company's knowledge, any of the persons with respect to whom information is given in response to this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  All of the individuals listed on Schedule I are citizens of
                                                ----------
     the United States.






















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     Item 3.   Source and Amount of Funds or Other Consideration.
               -------------------------------------------------

          Pursuant to a Convertible Note Purchase Agreement dated as of March 15, 1995, the Company purchased a Convertible Note executed by the Issuer in the original principal amount of $2,000,000 (the "Note") for $1,000,000. Pursuant to an Exchangeable Convertible Preferred Stock Purchase Agreement dated as of March 15, 1995, on April 15, June 12 and July 27, 1995, the Company purchased 15,000, 7,500 and 37,500 shares, respectively, of Class B, Series B, preferred stock (the "Preferred Stock") of the Issuer with a stated value of $6,000,000 for $4,000,000. On July 27, 1995, in connection with the purchase of the Preferred Stock and in consideration of the Company's agreement to modify certain terms of the Convertible Note Purchase Agreement, the Company received two Warrants (the "Original Warrants") to purchase a total of 2,400,000 shares of the Issuer's Common Stock. The source of the funds used by the Company and paid to the Issuer was general corporate funds.

          In accordance with the terms of a Conversion Agreement dated as of May 10, 1996 (the "Conversion Agreement"), the Company agreed to convert the Note and the Preferred Stock into 1,414,827 shares of Common Stock (the "Shares") and, in consideration of the conversion, the Issuer agreed to issue (a) one consolidated Warrant to purchase 800,000 shares of Common Stock (the "Consolidated Warrant"), adjusted to reflect the Issuer's reverse stock split, in exchange for the Original Warrants, and (b) an additional Warrant (the "New Warrant") to purchase 250,000 shares of Common Stock. On May 30, 1996, the Company received the certificate evidencing the Shares, the Consolidated Warrant and the New Warrant.

     Item 4.   Purpose of Transaction.
               ----------------------
          The Company acquired the Note, the Preferred Stock and Original Warrants, and converted the Note and the Preferred Stock into the Shares and acquired the Consolidated Warrant and the New Warrant, for investment purposes and intends to review its investment in the Issuer on a continuing basis.

          Except as stated above, the Company has not formulated any plans or proposals of the type referred to in clauses (a) through (j) of
     Item 4 of Schedule 13D, although the Company reserves the right to formulate such plans or proposals in the future.

     Item 5.   Interest in Securities of the Issuer.
               ------------------------------------
          (a) The following information restates the information that was set forth in the Schedule 13D filed in paper format by the Company on or about October 11, 1995:

          Original Warrant Number W-1 acquired by the Company on July 27, 1995 entitles the Company to purchase from the Issuer, at an exercise price of $2.875 per share, 800,000 shares of Common Stock. Original Warrant Number W-2 acquired by the Company on





















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     July 27, 1995 entitles the Company to purchase from the Issuer, at an exercise price of $2.00 per share, 1,600,000 shares of Common Stock. The Original Warrants may be exercised after December 2, 1995 through July 26, 2000. Accordingly, as of October 3, 1995, as a result of its ownership of the Original Warrants, the Company had beneficial ownership, pursuant to Rule 13d-3, of 2,400,000 shares of Common Stock.

          The Issuer had advised the Company that for the fiscal year ended June 30, 1995, the Issuer had 13,675,000 shares of Common Stock outstanding as of June 30, 1995, and that the Issuer had 19,107,000 shares of Common Stock outstanding as of September 15, 1995.
     Including the shares of Common Stock that would issuable upon exercise of the Original Warrants, as of October 11, 1995, the Company had beneficial ownership of 2,400,000 of the 21,507,000 shares of Common Stock which would then be outstanding, or approximately 11.1% of such Common Stock.

          On September 11, 1995, the Issuer announced that an additional 15,000,000 shares of Common Stock would be issued in connection with a merger between the Issuer and Osbon Medical Systems, Ltd. Assuming such shares are issued, and including the shares of Common Stock which would issuable upon exercise of the Original Warrants, the Company would have beneficial ownership of 2,400,000 of the 36,507,000 shares of Common Stock which would then be outstanding, or approximately 6.57% of such Common Stock.

          In addition, at the option of the Company, the Note is convertible into Common Stock at any time after March 15, 1996, and the Preferred Stock is convertible into Common Stock at any time after one year from the Preferred Stock's respective issue dates (i.e.,
                                                                 ----
     after April 15, June 12 and July 27, 1996, respectively), at $2.00 per share of Common Stock. As of the date hereof, the Company does not have beneficial ownership, pursuant to Rule 13d-3, of any shares of Common Stock as a result of its ownership of the Note or the Preferred Stock, but as of and after July 27, 1996, the Company may be deemed to have beneficial ownership of an additional 4,000,000 shares of Common Stock, 1,000,000 of which would be issuable upon conversion of the Note and 3,000,000 of which would be issuable upon conversion of the Preferred Stock. Assuming 15,000,000 shares of Common Stock are issued in connection with the Osbon Medical Systems, Ltd. merger, and including the shares of Common Stock which would issuable upon exercise of the Original Warrants and conversion of the Note and the Preferred Stock, the Company would have beneficial ownership of 6,400,000 of the 40,507,000 shares of Common Stock which would then be outstanding, or approximately 15.8% of such Common Stock.

          The following information amends the information set forth in the
     Schedule 13D filed in paper format by the Company on or about October 11, 1995:

          In accordance with the terms of the Conversion Agreement, FoxMeyer received the Consolidated Warrant and the New Warrant.




















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     The Company is entitled under the Consolidated Warrant to purchase from the Issuer, at an exercise price of $6.875 per share, 800,000 shares of Common Stock. The Company is entitled under the New Warrant to purchase from the Issuer, at an exercise price of $10.00 per share, 250,000 shares of Common Stock. Both the Consolidated Warrant and the New Warrant may be exercised until June 2, 2000. Accordingly, as of the date hereof, the Company has beneficial ownership, pursuant to Rule 13d-3, of 2,464,827 shares of Common Stock, 1,414,827 of which are represented by the Shares and 1,050,000 of which are represented by the Consolidated Warrant and the New Warrant.

          According to the Issuer's Amendment No. 1 to Form 10-Q/A for the quarterly period ended December 31, 1995, the Issuer had 12,401,945 shares of Common Stock outstanding as of January 31, 1996. Including the shares of Common Stock that would issuable upon exercise of the Consolidated Warrant and the New Warrant, as of the date hereof the Company has beneficial ownership of 2,464,827 of the 14,866,772 shares of Common Stock which would then be outstanding, or approximately 16.6% of such Common Stock.

          FHC, by virtue of its ownership of the Company, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have beneficial ownership of the shares of Common Stock beneficially owned by the Company. The persons listed in the footnote to Schedule I attached hereto, by virtue of their direct or indirect control of the Company and FHC, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have beneficial ownership of the shares of Common Stock beneficially owned by the Company.

          (b) Except as set forth in (a) above and as described in Item 6 below, the Company has sole power to dispose or to direct the disposition and to vote or direct the voting of the Common Stock it owns and that would be issuable upon exercise of the Consolidated Warrant and the New Warrant.

          (c) Except as set forth in Item 3 above, the Company has not effected any transactions in the Common Stock during the past 60 days.

          (d)  Not applicable.

          (e)  Not applicable.


     Item 6.   Contracts, Arrangements, Understandings or Relationships
               --------------------------------------------------------
               with Respect to Securities of the Issuer.
               ----------------------------------------

          The following information restates the information that was set forth in the Schedule 13D filed in paper format by the Company on or about October 11, 1995:

          The Company is a party to Voting Agreements dated as of March 15, 1995 with each of Gerald W. Timm, Charles A. Laverty




















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     and Michael A. Piraino.  Under the Voting Agreements, Mr. Timm. Mr.
     Laverty and Mr. Piraino, who are each shareholders of the Issuer, have each agreed to vote their respective shares of Common Stock in favor of the election of the two nominees of the Company to serve on the Board of Directors of the Issuer.

          The following information amends the information set forth in the
     Schedule 13D filed in paper format by the Company on or about October 11, 1995:

          Under the terms of the Conversion Agreement, the Issuer agreed to include the Shares in its upcoming shelf registration statement and to use its reasonable best efforts, including nominating, supporting and soliciting proxies, to ensure that the Company will retain the two seats currently held by it on the Issuer's Board of Directors for two years after the conversion of the Note and Preferred Stock.

          In connection with the execution of the Conversion Agreement, the Company also executed a Stockholders Agreement and a Registration Rights Agreement, each dated as of May 13, 1996, with certain Investors in the Issuer. Under the terms of the Stockholder Agreement, the Company agreed to grant to the Issuer irrevocable proxies to vote the Shares in favor amending the Issuer's Certificate of Incorporation to (a) increase the authorized shares of Common Stock to 50,000,000 shares and (b) provide that certain convertible debentures have voting rights. The Company further agreed to certain restrictions on transfers of the Shares until such amendment is filed.

          Under the terms of the Registration Rights Agreement, the prior registration rights agreement between the Company and the Issuer was terminated, and the Company, along with the Investors, were granted certain demand and piggyback registration rights.

     Item 7.   Materials to be Filed as Exhibits.
               ---------------------------------

          The following documents were attached as exhibits to the Schedule 13D filed in paper format by the Company on or about October 11, 1995:

          Exhibit 1 Warrant W-1 dated July 27, 1995 to purchase 800,000 shares of Common Stock, executed by the Issuer in favor of the Company

          Exhibit 2 Warrant W-2 dated July 27, 1995 to purchase 1,600,000 shares of Common Stock, executed by the Issuer in favor of the Company

          Exhibit 3 Convertible Note, dated as of March 15, 1995, executed by the Issuer and payable to the Company

          Exhibit 4 Certificate of Incorporation of the Issuer, filed with the Secretary of State of Delaware























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                         on July 24, 1995, which sets forth the conversion
                         terms of the Preferred Stock

          Exhibit 5 Voting Agreement dated March 15, 1995 by and between FoxMeyer Corporation and Gerald W. Timm

          Exhibit 6 Voting Agreement dated March 15, 1995 by and between FoxMeyer Corporation and Charles A. Laverty

          Exhibit 7 Voting Agreement dated March 15, 1995 by and between FoxMeyer Corporation and Michael A. Piraino

          The following documents are attached as exhibits hereto:

          Exhibit 1 Conversion Agreement dated as of May 10, 1996 between FoxMeyer Corporation and UroHealth Systems, Inc.

          Exhibit 2 Stockholders Agreement dated as of May 13, 1996 between FoxMeyer Corporation, UroHealth Systems, Inc. and other parties named therein.

          Exhibit 3 Registration Rights Agreement dated as of May 13, 1996 between FoxMeyer Corporation, UroHealth Systems, Inc. and other parties named therein.


                                   SIGNATURES


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

          DATE:  May 31, 1996.

                              SIGNED:   FOXMEYER CORPORATION



                                        By:   /s/ John G. Murray
                                           --------------------------------
                                             John G. Murray
                                             Assistant Treasurer




























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                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                             OF FOXMEYER CORPORATION

          The following information is provided for the directors and executive officers of FoxMeyer Corporation (the "Company") listed below: (a) name; (b) business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

          (a)  Abbey J. Butler
          (b)  1220 Senlac Drive, Carrollton, Texas  75006 (the "FMC
               Address")
          (c) Co-Chairman of the Board of Directors and Co-Chief Executive Officer of the Company and of FoxMeyer Health Corporation ("FHC"); 1220 Senlac Drive, Carrollton, Texas 75006; FMC Address

          (a)  Melvyn J. Estrin
          (b)  FMC Address
          (c) Co-Chairman of the Board of Directors and Co-Chief Executive Officer of the Company and of FHC; FoxMeyer Address

          (a)  Daniel J. Callahan, III
          (b)  FMC Address
          (c)  Director of the Company; former Chairman of USLICO
               Corporation; 107 Windward Court, Stevensville, MD  21666

          (a)  Harvey A. Fain
          (b)  FMC Address
          (c)  Director of the Company; Chief Operating Officer of Harvey
               A. Fain & Co., Inc.; 33 Indian Field Court, Mahwah, NJ
               07430

          (a)  Bruce E. Kahler
          (b)  FMC Address
          (c) Director of the Company; President of Seabrokers, Inc.; 1 Stamford Plaza, 263 Tresser Blvd., Stamford, CT 06901

          (a)  William L. Estes
          (b)  FMC Address
          (c)  Chief Operating Officer the Company; FMC Address

          (a)  Edward L. Massman
          (b)  FMC Address
          (c) Senior Vice President and Chief Financial Officer of the Company and of FHC; FMC Address

          (a)  Kevin J. Rogan
          (b)  FMC Address




















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          (c)  Senior Vice President, General Counsel and Secretary of the
               Company and of FHC; FMC Address

          (a)  W. Craig Innes
          (b)  FMC Address
          (c) Senior Vice President of the Company - Human Resources and Administration; FMC Address

          (a)  Douglas J. Schwinn
          (b)  FMC Address
          (c) Senior Vice President of the Company - Information Services and Chief Information Officer; FMC Address




























































                                       I-2

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                        DIRECTORS AND EXECUTIVE OFFICERS
                         OF FOXMEYER HEALTH CORPORATION

          The following information is provided for the directors and executive officers of FoxMeyer Health Corporation ("FHC") listed below: (a) name; (b) business address; (c) present principal occupation or employment and the name, principal business and the address of any corporation or other organization in which such employment is conducted.

     *    (a)  Abbey J. Butler
          (b)  1220 Senlac Drive, Carrollton, Texas  75006 (the "FHC
               Address")
          (c) Co-Chairman of the Board of Directors and Co-Chief Executive Officer of FHC and FoxMeyer Corporation ("FoxMeyer"); FHC Address

     *    (a)  Melvyn J. Estrin
          (b)  FHC Address
          (c) Co-Chairman of the Board of Directors and Co-Chief Executive Officer of FHC and FoxMeyer; FHC Address

          (a)  Sheldon W. Fantle
          (b)  FHC Address
          (c) Director of FHC; Chairman and Chief Executive Officer of Fantle Enterprises, Inc.; Bethesda Metro Center, Suite 820, Bethesda, Maryland 20814

          (a)  Paul M. Finfer
          (b)  FHC Address
          (c) Director of FHC; President and Chief Executive Officer of Franklin Acceptance Corporation; 6401 Golden Triangle Drive, Greenville, Maryland 20770

          (a)  Alfred H. Kingon
          (b)  FHC Address
          (c) Director of FHC; Principal of Kingon International, Inc.; 301 Madison Avenue, 23rd Floor, New York, New York 10022

          (a)  William G. Tull
          (b)  FHC Address
          (c) Director of FHC; Financial Consultant; 11311 South Glen Road, Potomac, Maryland 20854

          (a)  Edward L. Massman
          (b)  FHC Address
          (c) Senior Vice President and Chief Financial Officer of FHC and of FoxMeyer; FHC Address

          (a)  Kevin J. Rogan
          (b)  FHC Address
          (c) Senior Vice President, General Counsel and Secretary of FHC and of FoxMeyer; FHC Address



















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     ________________________

     * The Centaur Group holds an aggregate of 3,625,991 shares of the outstanding shares of common stock of FHC and may be deemed to control FHC. The Centaur Group is comprised of Messrs. Butler and Estrin, Centaur Partners IV, a New York general partnership ("Centaur IV"), Estrin Equities Limited Partnership, a Maryland limited partnership ("Estrin Equities"), and Butler Equities II, L.P., a Delaware limited partnership ("Butler Equities"). The general partners of Centaur IV are Estrin Equities and Butler Equities.

     The general partners of Estrin Equities are HSG Acquisition Co. and MJE, Inc. HSG Acquisition Co. is a Delaware corporation, the outstanding capital stock of which is owned by Human Service Group, Inc., a Delaware corporation of which Mr. Estrin owns 69.8% of the outstanding capital stock (subject to a dispute involving ownership of approximately 9% of such stock). MJE, Inc. is a Virginia corporation controlled by Mr. Estrin.

     The sole general partner of Butler Equities is AB Acquisition Corp., a Delaware corporation, and Mr. Butler owns all of the outstanding capital stock AB Acquisition Corp.

     Estrin Equities has designated Mr. Estrin and Butler Equities has designated Mr. Butler to act as a "Coordinating Person" pursuant to the Centaur IV partnership agreement. Messrs. Estrin and Butler, acting together, manage the affairs of Centaur IV and have the authority to make all decisions concerning Centaur IV's interest in FHC Common Stock.

     The address of Centaur IV and Butler Equities is c/o CB Equities Corporation, 207 Dune Road, Box 137, Westhampton Beach, New York 11978; the address of Estrin Equities is 7200 Wisconsin Avenue, Suite 600, Bethesda, Maryland 20814.






































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                                  EXHIBIT INDEX
                                  -------------

     Exhibit
     Number                             Exhibit
     -------                            -------

     Exhibit 1 Conversion Agreement dated as of May 10, 1996 between FoxMeyer Corporation and UroHealth Systems, Inc.

     Exhibit 2 Stockholders Agreement dated as of May 13, 1996 between FoxMeyer Corporation, UroHealth Systems, Inc. and other parties named therein.

     Exhibit 3 Registration Rights Agreement dated as of May 13, 1996 between FoxMeyer Corporation, UroHealth Systems, Inc. and other parties named therein.